
CHANGE

Community Bankshares Inc.

2005 Annual Report





"Transition—A passing from one condition, form, stage, activity, place, etc. to another."—Webster's New Universal Unabridged Dictionary

Community Bankshares, like the banking industry and most other endeavors today, is in transition. The process is evolutionary. It requires us to modernize our operations to keep pace with our customers' changing needs, but to do so without losing the personal touch and concern for community that are the essence of community banking. This report illustrates some of the changes we are making as we strive to maintain the appropriate balance.

TRANSITION

Corporate Profile

Community Bankshares, Inc. is a multi-bank holding company in the process of becoming a single bank holding company. The company, currently comprising four community banks and a mortgage company, has assets totaling more than $550 million. Community Bankshares is headquartered in Orangeburg, where its founders established Orangeburg National Bank in 1987. The company has expanded its reach by establishing new banks—Sumter National Bank in 1996 and Florence National Bank in 1998—and by acquisitions—Community Resource Mortgage in 2001 and The Bank of Ridgeway, South Carolina's oldest state-chartered bank, in 2002. The community banks have shown steady growth in assets, loans and deposits in their markets and, along with the mortgage company, have built a reputation for customer-friendly service. Community Bankshares' common stock trades on the American Stock Exchange under the ticker symbol SCB.

To Our Shareholders

Despite progress on many fronts, Community Bankshares, Inc. had lower earnings in 2005 as a result of sharply increasing our reserve for loan losses. The $9.6 million addition to our loan loss reserve was an exceptionally large amount for a company our size. It resulted from an ongoing assessment of our loan portfolio that began in mid-2004. However, far-reaching changes we have made over the past two years have significantly strengthened our growth prospects and outlook for 2006 and beyond.



Samuel L. Erwin
Chief Executive Officer



William W. Traynham
President and Chief Financial Officer

SOLID GROWTH IN EARNINGS CAPACITY

Assets, loans and deposits all continued their steady growth in 2005, and the largest of our four banks, Orangeburg National, was the only bank in its individual market to gain market share. Florence National's second branch turned the corner to profitability in December, less than a year after opening. Our net interest margin improved to 4.12% companywide. All of these gains reflect the underlying soundness of our business.

Consolidated net income, after the unusually large charge for the loan loss provision, was a disappointing $1,011,000 or $.22 per diluted share, down from $3,209,000 or $.72 per diluted share in 2004. That was a significant drop from 2003 earnings of $5,635,000 or $1.27 per diluted share.

In mid-2004, when serious credit quality problems began to surface, we increased our loan loss provision by $5.1 million, causing our 2004 earnings decline.

Early in 2005, we took a number of important actions to address the issue of asset quality. We launched a comprehensive process to assess the credit quality of loans at all of our subsidiaries, hired a new loan review firm, and created a new position for a senior corporate-level credit officer. We hired Gregory G. Burke, an experienced credit officer formerly at First Citizens of South Carolina, as Executive Vice President and Chief Credit Officer.

During 2005, our credit assessment process covered some 90% of the loans at our bank with the most problem assets and about 40% of those at our other banks. On the basis of this careful review, we increased our loan loss provision for the year to $9.6 million. We believe that we have significantly reduced the probability of future large loan loss provisions. We expect that our enhanced credit review and approval procedures and stronger oversight will lead to improved credit quality throughout the company.

A YEAR OF CHANGE AND PROGRESS

The year 2005 saw many other changes throughout the company. We broke ground in May for our new corporate headquarters and operations center in Orangeburg, and were able to move in by year-end. This 16,000-square-foot building provides excellent working conditions for our corporate staff and includes room for future growth.

We coupled this facility improvement with a significant upgrade in the technology that underpins all of our operations. During 2005, we selected and began the installation of a new management information system. The SilverLake system, from Jack Henry and Associates, replaces one we have used for nearly two decades. This new system will vastly increase our ability to process transactions of all kinds and to provide our customers with new and sophisticated products. Additionally, it will allow management to monitor and analyze every aspect of our operations, and will provide our company tremendous capacity for future growth. Installation should be completed by the fourth quarter.

On another front, we appointed Jeffrey R. Scott, a former Wachovia human resources executive, as Senior Vice President and Director of Human Resources. Changes he initiated have improved efficiency and employee morale throughout our organization. Policies on personnel, pay and benefits, which had differed at each of our business units, have now been standardized, and there is a single employee handbook for all.

Equally important were the steps taken to establish a performance culture, in which employees are held accountable for achieving specific objectives and rewarded accordingly. Every position in the bank now has a written job description, and every employee is given written goals and evaluated annually on their achievement. Incentive plans and salary increase decisions for all employees rely on those evaluations. These changes, accepted well by our employees, have helped to make Community Bankshares a more productive and more focused workplace.

In April, 2006, we also appointed a new president of The Bank of Ridgeway, William E. Howard, Jr., a creative and proven veteran commercial banker from Carolina First, who previously was that bank's City Executive for Lexington. He will play a critically important leadership role in his new

STATE-OF-THE-ART SYSTEMS

"The new SilverLake Management Information System will be a boon to company and customers alike. Its sophisticated analytics will enable management to track changing customer preferences and measure progress toward specific goals. This system will allow us to offer exciting new products to our customers, and will provide tremendous improvements in automation. It will free our employees to spend more time focusing on our customers, and that's what technology should do."

Jo H. Davies
Chief Information Officer







UPGRADES



Will Howard
President of The Bank of Ridgeway



Jeff Scott
Director of Human Resources

A new direction critically important to Community Bankshares' future is a far-reaching initiative, spearheaded by Director of Human Resources Jeff Scott, to establish a performance culture throughout the company. Each employee is made accountable for attaining specified goals, with pay and promotions reflecting the degree of success. Meanwhile, The Bank of Ridgeway, South Carolina's oldest state-chartered bank, is moving in a new direction under new leadership. A rekindled energy and commitment to community involvement are key strategies in motion with President Will Howard at the helm. The bank is poised to expand its presence and customer base into the growing northeast Richland County market.

position, as the bank's offices in Ridgeway, Blythewood and Winnsboro give us a strong presence and major opportunity in the fast-growing market in northeast Richland County.

Will's predecessor at the Bank of Ridgeway, George E. (Ged) Labban, a long-term Wachovia executive, has become our Director of Marketing. Ged's breadth of retail experience and energy will be vital to this new and strategically important position for our company as we prepare to become the 21st century prototype of southern community banking.

CHANGE IN STRUCTURE

Our corporate and bank boards of directors are committed to enhancing shareholder value and delivering high quality banking products and services to our customers—these are our core values. Everything else is open to continuous evaluation and improvement.

As part of that ongoing process, during the first quarter of 2006 the corporate board concluded that the multi-bank holding company concept was not in the best long-range interest of the company. The board directed management to plan for a transition to a single bank charter, to be implemented by year-end 2006.

This decision was made on the basis of a thorough analysis of our company and the community banking industry.

From a shareholder perspective, the change should generate significant savings and a good opportunity to improve income.

From an employee perspective, the re-engineered company will be stronger, with greater opportunity for professional challenge and career development.

From a community and customer perspective, our focus will remain on assuring that lending and other banking decisions continue to be made promptly and locally by the same high quality, local officers as before, with the support of the same actively engaged local market boards. Most important, our customers will gain the convenience of being able to conduct their banking business at any of our many branches throughout South Carolina. And they will benefit as well from improved deposit product offerings resulting from our more focused marketing and product development strategy.

As we move our corporation toward a single bank charter, the roles that many of our key people currently play will change. Effective in April, Michael A. Wolfe, the longtime president and CEO of our flagship bank, Orangeburg National Bank, became our Chief Banking Officer, in addition to his current role at the Orangeburg bank. Mike brings decades of high-level commercial banking experience to this position, and upon the charter change, he will become the President of our new bank.

A POSITIVE OUTLOOK

The steps we have taken over these past months, some of them painful, have positioned Community Bankshares for solid growth in 2006 and the years ahead. We have dealt aggressively and effectively with our loan problems, and, we believe, have significantly reduced the probability of future large loan loss provisions. We remain a sound, well capitalized banking institution. By upgrading our technology and our facilities we have significantly improved our efficiency, as well as our ability to serve and grow with our customers. By standardizing and modernizing our human resources practices we have made our company a better place in which to work and grow professionally. These changes enhance our ability to recruit and retain talent.

We are ever mindful that the purpose of a corporation is to create value for its shareholders. Our mission is to do this consistently and increasingly over time by providing high quality, customer-friendly banking products and services, in the manner our customers have come to expect and appreciate.

For the support and goodwill accorded us during a difficult period, we are grateful to our shareholders, our employees and our customers, all of whom will benefit by the success of our efforts.

Sincerely,

E. J. Ayers, Jr.	Samuel L. Erwin	William W. Traynham
Chairman of the Board	Chief Executive Officer	President and Chief Financial Officer

IMPROVING OUR LENDING



Community Bankshares is working hard to improve credit quality in its business units' loan portfolios. Under the supervision of Chief Credit Officer Greg Burke (at right), loan portfolios are being reviewed with the help of an outside firm, and new lending procedures have been established companywide. A new core processing system will also help the presidents of Community Bankshares' four banks and its mortgage company monitor lending operations more efficiently. The presidents are (left to right): Wade Douroux, Community Resource Mortgage; Ged Labban, The Bank of Ridgeway; succeeded by Will Howard, April 3, 2006; Keith Buckhouse, Florence National Bank; Bob Smith, Sumter National Bank; and Mike Wolfe, Orangeburg National Bank.



EFFICIENT OPERATIONS

Financial Highlights

(Dollars in thousands, except per share data)	**2005**	2004	2003	2002[1]	2001[2]
	Years Ended December 31,				
INCOME STATEMENT DATA					
Net interest income	**$ 20,801**	$ 17,843	$ 16,708	$ 14,625	$ 10,940
Provision for loan losses	**9,637**	5,102	1,119	1,033	650
Noninterest income	**8,003**	7,278	9,125	7,194	3,584
Noninterest expense	**17,391**	15,039	15,932	12,465	7,810
Net income	**1,011**	3,209	5,635	5,401	3,908
PER COMMON SHARE					
Net income—basic	**$ 0.23**	$ 0.74	$ 1.31	$ 1.42	$ 1.21
Net income—diluted	**0.22**	0.72	1.27	1.38	1.20
Cash dividends	**0.40**	0.40	0.36	0.32	0.28
Book value	**11.12**	11.39	11.10	10.16	8.35
BALANCE SHEET DATA (YEAR END)					
Total assets	**$556,836**	$512,377	$466,580	$437,320	$318,617
Loans held for sale	**12,447**	15,090	8,411	24,664	10,265
Loans, net	**402,343**	389,302	327,900	302,911	237,340
Deposits	**464,209**	423,458	378,704	337,062	255,433
Shareholders' equity	**48,992**	50,027	48,070	43,717	27,547
FINANCIAL RATIOS					
Return on average assets	**0.19%**	0.67%	1.25%	1.43%	1.36%
Return on average equity	**1.94%**	6.41%	12.17%	15.10%	15.58%
Net interest margin	**4.12%**	3.98%	3.95%	4.14%	4.00%
OPERATIONS DATA					
Banks' branch offices	**9**	9	8	8	4
Mortgage loan offices	**4**	4	3	3	3
Employees (full-time equivalent)	**194**	182	190	175	126

(1) July, 2002—Ridgeway Bancshares, Inc. acquired.
(2) November, 2001—Community Resource Mortgage, Inc. acquired.

Net Income
(in millions)


$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
2001
2002
2003
2004
2005

Loans, Net
(in millions)


$500
$400
$300
$200
$100
2001
2002
2003
2004
2005

Deposits
(in millions)


$500
$400
$300
$200
$100
2001
2002
2003
2004
2005

Corporate Information

BOARD OF DIRECTORS

E. J. Ayers, Jr., Chairman
Orangeburg, SC

Alvis J. Bynum, Vice Chairman
Sumter, SC

Martha Rose Carson
Orangeburg, SC

Anna O. Dantzler
Orangeburg, SC

Thomas B. Edmunds
Columbia, SC

Samuel L. Erwin
Orangeburg, SC

Charles E. Fienning
Sumter, SC

J. M. Guthrie
Orangeburg, SC

Richard L. Havekost
Florence, SC

John V. Nicholson, Jr.
Ridgeway, SC

Samuel F. Reid, Jr.
Orangeburg, SC

J. Otto Warren, Jr.
Orangeburg, SC

Wm. Reynolds Williams
Florence, SC

CORPORATE OFFICERS

M. Stephen Brakefield
Compliance & Corporate
Information Security Officer

Phillip D. Buie
Deputy Chief Financial Officer

Greg G. Burke
Chief Credit Officer

Jo H. Davies
Chief Information Officer

Samuel L. Erwin
Chief Executive Officer

F. Ralph Faulling
Chief Operations Officer

Cheri E. Fogle
Director, Information Services

George E. (Ged) Labban
Director, Marketing &
Communication

Ginger S. Risher
Controller

Jeffrey R. Scott
Director, Human Resources

William W. Traynham
President & Chief Financial Officer

Michael A. Wolfe
Chief Banking Officer



First row: Anna Dantzler, John Nicholson, Sam Erwin, Bob Ayers, Dick Havekost, Alvis Bynum and Martha Rose Carson.
Second row: Tommy Edmunds, Chuck Fienning, Jim Guthrie, and Sam Reid.
Not present: Otto Warren and Reynolds Williams.

SUBSIDIARY OFFICERS

Keith W. Buckhouse
President & CEO
Florence National Bank

A. Wade Douroux
President & CEO
Community Resource Mortgage, Inc.

William E. Howard, Jr.
President & CEO
Bank of Ridgeway

Robert B. Smith
President & CEO
Sumter National Bank

Michael A. Wolfe
President & CEO
Orangeburg National Bank

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at Community Bankshares Inc., 102 Founders Court, Orangeburg, South Carolina on May 22, 2006 at 3:00 p.m.

STOCK LISTING

The Company's common stock is listed on the American Stock Exchange under the symbol "SCB."

CORPORATE COUNSEL

Haynsworth Sinkler Boyd, P.A.
Attorneys at Law
22nd Floor, Capital Center
1201 Main Street
PO Box 11889
Columbia, SC 29211-1889

INDEPENDENT AUDITORS

J.W. Hunt and Company, LLP
Certified Public Accountants
Middleburg Office Park
1607 St. Julian Place
PO Box 265
Columbia, SC 29202

ANNUAL REPORT ON FORM 10-K

For more detailed financial information refer to the Form 10-K. A copy of the Company's Form 10-K for the year ended December 31, 2005 will be furnished without charge to stockholders upon written request to Investor Relations, Community Bankshares Inc., PO Box 2086, Orangeburg, SC 29116-2086; call (803) 535-1060; or e-mail ir@communitybanksharesinc.com

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

If you have any questions concerning your stockholder account, call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates.

Community Bankshares Inc.

102 Founders Court
Orangeburg, SC 29118
Phone (803) 535-1060
www.communitybanksharesinc.com